TWOADAY OIL INC.

4828 Park Glen Rd

Minneapolis, MN 55416

November 5, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Dougherty
Division of Corporation Finance

Re:	TwoADay Oil Inc.

Registration Statement on Form S-1

File No. 333-189400

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

On behalf of the undersigned, TwoADay Oil Inc. (the “Company”), I hereby request, pursuant to Rule 477 of the Securities Act of 1933, that the Registration Statement on Form S-1, including all exhibits thereto (File No. 333-189400), as filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2013 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, I request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter, on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

I would appreciate if you would please provide Steve Kozachok of Briggs and Morgan, P.A. a copy of the Order by either facsimile at (612) 977-8650 or email at skozachok@briggs.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding the foregoing, please call Steve Kozachok at (612) 977-8792. Thank you in advance for your assistance.

Very truly yours,

By:	/s/ William Hudlow
William Hudlow
President